Tesseract Collective, Inc.
45 Rockefeller Plaza, 20th Floor
New York, New York 10111
(212) 332-2017

October 3, 2024

Irene Paik
J. Nolan McWilliams
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tesseract Collective, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed September 27, 2024
File No. 024-12494

Acceleration Request
Requested Date:	October 7, 2024
Requested Time:	5:00 PM Eastern Time

Dear Ms. Paik and Mr. McWilliams:

Tesseract Collective, Inc.(the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Janeane Ferrari, who is an attorney with the Company’s outside legal counsel, Loeb & Loeb, LLP, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the staff comments and declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell its securities pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from a state’s registration requirements.

The Company requests that it be notified of such qualification by telephone call to Janeane Ferrari at (212) 407-4209 or email to her at: jferrari@loeb.com.

Sincerely,
Tesseract Collective, Inc.
By: /s/ Richard Seet
Name: Richard Seet
Title: Chief Executive Officer